Exhibit 21.1

SUBSIDIARIES OF MEDLEY CAPITAL CORPORATION

Name	Jurisdiction
Medley Small Business Fund, LP (formerly known as Medley SBIC, LP)	Delaware
Medley Small Business Fund GP, LLC (formerly known as Medley SBIC GP, LLC)	Delaware
Medley SLF Funding I LLC	Delaware
MCC Investment Holdings LLC	Delaware
MCC Investment Holdings AAR LLC	Delaware
MCC Investment Holdings AmveStar LLC	Delaware
MCC Investment Holdings Omnivere LLC	Delaware
MCC Investment Holdings Sendero LLC	Delaware